U.S. SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC  20549

                               FORM 12b-25

                       Notification of Late Filing

                                             1-7737 SEC File No.

                                             042727107  CUSIP No.


          (Check One):

          (   ) Form 10-K and Form 10-KSB          (   )  Form 20-F
          (   ) Form 11-K ( X ) Form 10-Q and Form 10-QSB
          (   ) Form N-SAR

          For the Period Ended: March 29, 1997

     (   ) Transition  Report on Form  10-K
     (   ) Transition  Report on Form  20-F
     (   ) Transition  Report on Form  11-K
     (   ) Transition  Report on Form  10-Q
     (   ) Transition  Report on Form N-SAR

     For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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

                                  PART I

                          REGISTRANT INFORMATION




Full Name of Registrant: Arrow Automotive Industries, Inc.


Former Name if applicable:

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Address of Principal Executive
Office (Street and Number):   3 Speen Street

City, State and Zip Code: Framingham, MA 01701




                                 PART II

                         RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

     ( X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     ( X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

     ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                 PART III

                                NARRATIVE
     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company has been engaged in extensive discussions with its principal bank lender regarding amendments to its loan agreement with that institution and waivers of financial covenants under said agreement. Because a substantial portion of the financial and other disclosures contained in the subject report were dependent upon the terms and conditions of said amendments and waivers, the Registrant was unable to finalize such disclosures until a definitive agreement was reached with the bank, which did not occur until May 13, 1997 (the due date of the filing of the subject report).

     As a result of the foregoing factors, the Registrant was unable to complete in a timely fashion the preparation and filing of its Quarterly Report on Form 10-Q for the quarter ended March 29, 1997.

                                 PART IV

                            OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:


          James F. Fagan      (508)         872-3711
          _____________________________________________________
          (Name)           (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

                                        ( X) Yes  (  ) No





     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        ( X) Yes (   ) No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See Registrant's Earnings Release dated May 14,1997, a copy of which is attached as exhibit 99 and incorporated herein by reference.



                    Arrow Automotive Industries, Inc.
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               (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:May 14, 1997    By:/s/ James F. Fagan
                              James F. Fagan, Executive Vice President,
                              Treasurer and Chief Financial Officer




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